Exhbit 12.5
CILCORP INC. Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	Nine Months	Year
	Ended	Ended
	September 30,	December 31,
	2006	2005
Net income from continuing operations	$23,896	$3,222
Less- Change in accounting principle	-	(2,497)
Add- Taxes (benefit) based on income (loss)	(4,976)	(3,164)
Net income before income taxes and change in accounting principle	18,920	2,555

Add- fixed charges:
Interest on long term debt	37,693	50,562
Estimated interest cost within rental expense	215	390
Amortization of net debt premium, discount, and expenses	517	693
Subsidiary preferred stock dividends	1,458	1,988
Adjust preferred stock dividends to pre-tax basis	304	1,293
Total fixed charges	40,187	54,926
Less: Adjustment of preferred stock dividends to pre-tax basis	304	1,293

Earnings available for fixed charges	58,803	56,188

Ratio of earnings to fixed charges	1.46	1.02